13015128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 66544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1ST WORLDWIDE FINANCIAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6030 BETHELVIEW ROAD, SUITE 102
(No. and Street)

CUMMING (City) GA (State) 30040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN F MAHONEY 732-924-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J BOWDEN & COMPANY, CPAS, P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381 (Address) ATHENS, (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Mahoney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1ST WORLDWIDE FINANCIAL PARTNERS LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

dated 2-27-13

Notary Public

OFFICIAL SEAL
STEVE COHEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/23/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST WORLDWIDE FINANCIAL PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2012
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company CPAs, P.C.

1ST WORLDWIDE FINANCIAL PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

WADE J BOWDEN & COMPANY CPAS P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
1ST Worldwide Financial Partners, LLC

We have audited the statement of financial condition of 1ST Worldwide Financial Partners, LLC (the "Company") as of December 31, 2012 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1ST Worldwide Financial Partners, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Athens, Georgia
February 25, 2013

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

1ST WORLDWIDE FINANCIAL PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	11,767
Due from clearing broker - net		60,483
Prepaid expenses		16,120
Total current assets		88,370
FURNITURE AND EQUIPMENT		30,580
Less accumulated depreciation		(29,965)
Furniture and equipment - net		615
OTHER ASSETS - deposits		3,115
TOTAL	$	92,100

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES :		
Accounts payable and accrued expenses		16,900
MEMBERS' EQUITY		75,200
TOTAL	$	92,100

See Independent Auditors' Report and
Notes to Financial Statements.

1ST WORLDWIDE FINANCIAL PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES:	
Investment advisory fees	$ 280,284
Other securities related	91,343
Commissions	68,363
Interest	19,042
Total revenue	459,032
OPERATING EXPENSES:	
Compensation and benefits	283,967
Professional fees	71,528
Other operating expenses	29,404
Regulatory fees	29,243
Clearing	20,145
Interest expense	14,101
Travel	10,297
Bad debt	10,000
Insurance	8,884
Telephone	6,681
Technology	3,087
Payroll	2,312
Consulting	1,650
Dues and subscriptions	1,640
Advertising	1,276
Office	1,206
Licenses and permits	889
Depreciation	123
Bank service charges	40
Total expenses	496,473
NET LOSS	$ (37,441)

See Independent Auditors' Report and
Notes to Financial Statements.

1ST WORLDWIDE FINANCIAL PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER, 31 2012

MEMBERS' EQUITY, JANUARY 1	$	112,641
Net loss		(37,441)
MEMBERS' EQUITY, DECEMBER 31	$	75,200

See Independent Auditors' Report and
Notes to Financial Statements.

1ST WORLDWIDE FINANCIAL PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES:		
Net loss	$	(37,441)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation		123
(Increase) / decrease in:		
Due from clearing broker - net		(16,150)
Prepaid expenses		19,239
Increase in:		
Accounts payable and accrued		9,022
Net cash used by operating activities		(25,207)
INVESTING ACTIVITY - purchase of equipment		(738)
NET DECREASE IN CASH		(25,945)
CASH AT BEGINNING OF YEAR	$	37,712
CASH AT END OF YEAR	$	11,767
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Interest payments	$	14,101

See Independent Auditors' Report and
Notes to Financial Statements.

1ST WORLDWIDE FINANCIAL PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

1st Worldwide Financial Partners LLC (the "Company") was organized in the State of Delaware in October 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on November 26, 2004.

The Company primarily acts as a broker in executing customers' orders for the purchase and sale of marketable securities and annuities on their behalf on a fully disclosed basis with a clearing broker-dealer.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Private Placement Income

Private placement fees are determined on a case by case basis according to the terms negotiated by management and are generally recognized at the time the placement is completed and the income is reasonably determinable.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Advisory Income
Investment advisory fees are received quarterly and recognized as earned on a pro rata basis over the term of the contract.

Commissions
Securities transactions and the related commission revenues and clearing expenses are recorded on a settlement-date basis. Transactions recorded on a settlement-date were not materially different from the trade-date basis.

Other Securities Related Income
Fees from other securities related services are generally recognized at the time the services are completed and the income is reasonably determinable. Non-refundable retainers are generally recognized when received and are applied against transaction fees upon closing, if applicable.

Depreciation and Amortization
Fixed assets are carried at cost and depreciated on a straight line basis over their estimated useful lives (three to five years).

Advertising Costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred advertising costs of $1,276 for the year ended December 31, 2012, such amount is reflected on the accompanying Statement of Operations.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Off-Balance Sheet Risk and Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **DUE FROM CLEARING BROKER**

The Company clears its customer transactions though a broker-dealer that is independent of the Company. The amount due from clearing broker includes deposits the Company is contractually obligated to maintain with the clearing broker and net commissions revenue or clearing expense for the month ended December 31, 2012.

3. **COMMITMENTS AND CONTINGENCIES**

Pending Arbitration

On July 27,2012, Claimants filed a FINRA arbitration against the Company and certain representatives with the Company, stemming from the sales practices of a Company registered rep away from the Company. The Claimant seeks to hold the Company responsible for the actions of its registered representative and allege claims based in suitability, misrepresentations and omissions, and violations of various FINRA rules. The Claimants requested the actual damages incurred in the outside environment, investment gains that would have occurred had the funds been invested prudently and suitably, attorney fees, costs, and an undetermined punitive amount. The Answer to the Statement of Claim was filed on November 5, 2012, and the Company and the Co-Respondents denied all liability. The arbitration is scheduled to begin September, 16 2013.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $55,350, which was $50,350 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 32.80%.

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers.

6. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

7. **SIPC ASSESSMENT RECONCILIATION**

The Company did not have revenue in excess of $500,000 for the year ended December 31, 2012. As a result the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

1ST WORLDWIDE FINANCIAL PARTNERS LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

	SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 75,200
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expenses	(16,120)
Deposits	(3,115)
Furniture and equipment - net	(615)
NET CAPITAL	$ 55,350
AGGREGATE INDEBTEDNESS -	
Accounts payable and accrued expenses	18,153
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	$ 50,350
Excess net capital at 1,000 percent	$ 49,350
Percentage of aggregate indebtedness to net capital	32.80%

The only audit adjustment was to depreciation and accumulated depreciation. However the adjustments provide for no difference in the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2012.

WADE J BOWDEN & COMPANY CPAS P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

To the Members
1ST Worldwide Financial Partners, LLC

In planning and performing our audit of the financial statements and supplementary schedule of 1ST Worldwide Financial Partners, LLC (the "Company"), as of and for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J Baird & Company

Athens, Georgia
February 25, 2013